Exhibit 99.1

SWIRE UPGRADES TO FLEETBROADBAND UNLIMITED

Robust, reliable communications key to vessel efficiency and crew morale

Airport City Business Park, Israel – May 28, 2013 – Swire Pacific Offshore (SPO), a Singapore-based leading service provider to the offshore oil and gas industry, is upgrading to Inmarsat’s FleetBroadband (FB) Unlimited plan. The “all-you-can-eat” service will be provided on 65 of SPO’s vessels by Inmarsat partner Station711, the mobile satellite arm of RRsat Global Communications Network Ltd. (NASDAQ: RRST) and Inmarsat service provider SMTS.

SPO’s decision to upgrade from its previous FB 5GB service was driven by the need to further enhance operational efficiency across its fleet and support the growing demand for  increasingly important crew welfare services beyond basic email.

“Reliable communications with good through-put rates is of great importance in our industry,” said Colin Payne, HR Director for Swire Pacific Offshore. “The upgrade to FB Unlimited from our current FB 5GB plan is expected to meet the immediate needs of the ever growing demand for connectivity to friends, family and shore-based management.

“New technologies are increasingly ‘bandwidth hungry’ and while we have enjoyed excellent download and upload speeds with our FB 5GB service, to remain competitive and to deliver enhanced crew welfare, we needed to increase data allowances whilst keeping strong cost controls in place.  FleetBroadband Unlimited gives us the confidence to drive even greater efficiencies without having to continually monitor our usage levels.

“FB Unlimited will assist in areas such as purchasing, and encouraging officers and others to use internal and external online services to support the management needs of the vessel. Additionally, it meets the growing demands of our customers who require robust and data heavy communication with our vessels 24/7,” continued Colin Payne.

Crew welfare was probably the most important consideration for the upgrade. SPO provides internet access free-of-charge to all members of the crew, averaging 15 persons per vessel. SPO has also allocated an adequate number of computer terminals to ensure that everyone gets a chance to go online during the day.

“With unlimited access to the internet, we can allow the crew to connect with their family and friends through email and social media platforms,” commented Payne.

Frank Coles, President, Inmarsat Maritime said: “Partners like RRsat Group have been helping to change the face of communication services for the maritime industry with innovative services like smart@sea.  We continually look at ways in which we can support them by providing greater value to our award-winning FleetBroadband service. SPO’s decision to upgrade to FB Unlimited is a testament to the quality and popularity of the service. FB Unlimited is another way in which we are empowering vessel owners and operators to take advantage of the latest on-board technologies, confident in the knowledge that their communications costs are fixed.”

Ohad Har-Lev, Managing Director Mobile Satellite Services, RRsat said: “Maritime broadband services have opened up a wide range of commercial, operational and personal crew communication uses. The ongoing and challenging economic environment for the shipping industry has driven the need for efficient and cost effective satcom solutions. FB Unlimited, along with the enhanced smart@sea solution, allows SPO to manage its communication costs, while meeting the growing demand for bandwidth.”

The upgrade agreement for SPO comprises SAILOR FB500 terminals, on-going maintenance and support services, as well as Station711’s smart@sea communication gateway, which was originally installed as part of the FB 5GB contract awarded back in 2011.

SMTS will conduct surveys of all SPO’s vessels before carrying out the installation of the antennas and FleetBroadband terminals, as well as the on-board Local Area Networks (LANs). Station711 will provide the satcom management and control toolset based on its DPlatform solution.  This is in addition to smart@sea for Unified Threat Management (UTM) security, the crew welfare voice and data module, IP traffic real-time compression, acceleration, caching and filtering, shore-side unified POP facility providing a centralised management interface, and a powerful control system.

About Station711
Being the mobile satellite arm of RRsat Global Communications Network Ltd. (NASDAQ: RRST), Station 711 provides communications solutions to the maritime, terrestrial and aviation markets. As Inmarsat’s 4th generation distribution partner, with our own LES for existing and evolved Inmarsat services and via our own global teleports and fibre optics network, Station 711 has you covered to guarantee seamless global communications anywhere, anytime. The Station 711 platform, based on the most advanced technologies, can be integrated into yours existing communications infrastructures. This unique capability results in significant cost and resource savings.

About Inmarsat
Inmarsat plc is the leading provider of global mobile satellite communications services. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organizations, with a range of services that can be used on land, at sea or in the air. Inmarsat employs around 1,600 staff in more than 60 locations around the world, with a presence in the major ports and centres of commerce on every continent. Inmarsat is listed on the London Stock Exchange (LSE: ISAT.L). For more information, please visit www.inmarsat.com

The Inmarsat press release newsfeed is on Twitter @Inmarsatnews and corporate updates are on @Inmarsat_plc.

About SMTS
SMTS has been in the satellite communication business for almost 20 years and is well known in the industry as a global satellite communication company offering a complete range of reliable land and sea mobile telecommunication services.   The company’s customers are drawn from a wide range of industries, including maritime, oil and gas, media, forestry, mining and construction.  SMTS has regional offices offering local support to customers in Singapore, Indonesia and Malaysia.

Through the company’s specialized mobile satellite communication experience, SMTS has introduced and successfully implemented innovative, customized network solutions for organizations worldwide with High Speed Data and Voice capability for the land and maritime users.

About Swire Pacific Offshore (SPO)
Swire Pacific Offshore (SPO) is a trusted name in the offshore marine industry. Established in 1975, they have built a reputation as a leading service provider to the offshore oil and gas industry, with a network that spans the globe. Swire Pacific Offshore owns and operates 74 offshore support vessels, with another 16 new buildings including wind farm installation vessels on order for delivery from yards in 2011 – 2013. The current fleet mix includes Anchor Handling Tug Supply (AHTS) vessels, Platform Supply Vessels (PSV), Anchor Handling Tugs (AHT), seismic survey vessels, ROV support / dive support vessels and maintenance / accommodation support vessels. They are fully equipped to support a wide range of offshore activities; including drilling, production, exploration, pipelay, subsea construction and FPSO operations. In February 2010, SPO acquired Blue Ocean Ships A/S. The acquisition combines knowledge and expertise of the wind energy business with SPO’s extensive offshore marine capability and the new company, Swire Blue Ocean A/S, aims to be a leading marine service provider to the offshore wind energy market.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) our ability to consummate the transaction in a timely manner, or at all, (ii) our ability to successfully integrate the acquired assets, (iii) the growth of our business in the United States and elsewhere,(iv) the growth of our OU business, (v), our ability to build a stronger local presence in the North American region (vi) our expectation to expand our client base and sell additional services to our existing client base, and (vii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com